Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-274680 November 13, 2023 Q3’23 Earnings Presentation Transformative Acquisition of 11 LNG Carriers 11.13.23 capitalpplp.com

The issuer has filed a registration statement (including a prospectus) with the SEC Important Notice for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and This presentation contains forward-looking statements (as such term is defined in Sec- this offering. You may get these documents for free by visiting EDGAR on the SEC tion 21E of the Securities Exchange Act of 1934, as amended). These statements can be Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the identified by the fact that they do not relate only to historical or current facts. In partic- prospectus if you request it by calling +1-212-661-7566, Capital Link, Inc. (New ular, forward-looking statements include all statements that express forecasts, expecta- York) tions, plans, outlook, objectives and projections with respect to future matters, including, among other things, the expected financial performance of CPLP’s business following the transaction, the conversion of CPLP to a corporation, CPLP’s expectations or objectives regarding future distributions, and market and charter rate expectations. These forward- looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report on Form 20-F filed with the SEC on April 26, 2023. Any forward-looking statements made by or on behalf of CPLP speak only as of the date they are made. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. You are cautioned not to place undue reliance on forward-looking statements. Non-GAAP Measures This presentation contains non-GAAP measures, including Operating Surplus and Oper- ating Surplus after Reserves, EBITDA and Adjusted Free Cash Flow. Operating Surplus and Operating Surplus after Reserves are quantitative measures used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. These measures are not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States and should not be considered as measures of profitability or liquidity. Other issuer may calculate these measures differently. Please refer to slide 5 for a reconciliation of Operating Surplus with net income. Please refer to slide 26 for definitions of EBITDA and Adjusted Free Cash Flow. 2

01 Section Q3’23 Review

Third Quarter 2023 Highlights ▪ Financial Performance & Operating Highlights: ▪ Net income for 3Q2023: $17.0 million ▪ Declared common unit distribution of $0.15 for the quarter ▪ Partnership’s operating surplus: $41.7 million or $7.2 million after the quarterly allocation to the capital reserve 1 ▪ Average remaining charter duration 6.5 years with 100% charter coverage for 2023, 100% for 2024 and 77% for 2025 ▪ Contracted Revenue Backlog of more than $1.7* billion ▪ Concluded the sale of M/V Agamemnon 3 1. As of September 30, 2023. Assumes the exercise of the first two options (total 4 years per vessel) for the three vessels on charter to BP, as the structure of the time charter party makes the exercise of these options highly likely. BP has already exercised their first option for the LNGCs Aristos I and Aristidis I

Statements Of Comprehensive Income ($ In Thousands) For the Three-Month Period Ended For the Three-Month Period Ended September 30, 2023 September 30, 2022 Revenues 95,526 71,858 Expenses/ (income), net: Voyage expenses 4,124 4,386 Vessel operating expenses 19,479 14,779 Vessel operating expenses – related 2,851 2,254 parties General and administrative expenses 2,595 2,771 Vessel depreciation and amortization 21,939 16,246 Gain on sale of vessels - (47,275) Operating income, net 44,538 78,697 Other income / (expense), net: Interest expense and finance cost (27,762) (14,945) Other income / (expense), net 262 (5,024) Total other expense, net (27,500) (19,969) Partnership’s net income 17,038 58,728 4

1 Operating Surplus For Calculation Of Unit Distribution ($ In Thousands) For the Three-Month Period Ended For the Three-Month Period Ended 30-Sep-23 30-Jun-23 Partnership’s net income 17,038 7,412 Adjustments to net income Depreciation, amortization, unrealized bonds exchange 23,858 19,783 differences and change in fair value of derivatives Impairment of vessel - 7,956 Amortization / accretion of above / below market acquired 755 3,043 charters and straight-line revenue adjustments OPERATING SURPLUS PRIOR TO CAPITAL RESERVE 41,651 38,194 Capital reserve (34,444) (34,960) OPERATING SURPLUS AFTER CAPITAL RESERVE 7,207 3,234 Increase in recommended reserves (4,162) (186) AVAILABLE CASH 3,045 3,048 Common Unit Coverage: 2.4x 5 1. Operating Surplus is a non-GAAP measure. See Important Notice at the front of this presentation

Balance Sheet ($ In Thousands) As Of As Of September 30, 2023 December 31, 2022 Assets Current Assets 152,609 166,323 Fixed Assets 2,257,158 1,781,897 Other Non-Current Assets 40,425 48,544 Total Assets 2,450,192 1,996,764 Liabilities and Partners’ Capital Current Liabilities 153,527 118,580 Long-Term Liabilities 1,632,175 1,239,758 Total Partners’ Capital 664,490 638,426 Total Liabilities and Partners’ 2,450,192 1,996,764 Capital 6

02 Section Transformative Acquisition of 11 LNG Carriers

Transformative Acquisition to Reposition CPLP CPLP to acquire 11 latest generation two stroke (MEGA) LNG carriers from Capital Maritime & ✓ Trading Corp. (“CMTC” or “Sponsor”) to be delivered from 2023 to 2027, creating a fleet of 18 latest generation LNG carriers Name change to Capital New Energy Carriers L.P. (Ticker: CNEC) to reflect focus on LNG and energy ✓ transition shipping Intention to explore conversion within 6 months from an MLP to a yield- and growth-oriented ✓ corporation with customary corporate governance Substantial increase in contracted cash flow, increase in charter duration and reduction in fleet age ✓ upon delivery of vessels Secured Right of First Refusal (“ROFR”) on energy transition assets, including two ammonia carriers ✓ 2 (“VLACs”) and two liquid CO carriers (“LCO2s”) on order by CMTC Intention to opportunistically divest of our containerships to focus on LNG and ships carrying emerging ✓ energy sources Following the dropdown transaction, CPLP will have the largest and youngest latest-generation 1 LNG fleet among US publicly listed owners, and benefit from a transformed corporate structure 8 1. On a fully delivered basis; assumes no further acquisitions by other US publicly listed LNGC owners

Attractively Priced and Conservatively Funded Acquisition 1 Acquisition Price of $3,130 million with acquisition multiple representing 8.4x EBITDA over one-year period ($ in millions) Sources Uses Vessel Debt $2,377 11 LNGCs $3,130 Rights Offering 500 Transaction Fees 4 Loan Arrangement & Other Seller’s Credit 25 220 Fees Cash From Balance Sheet 62 Total Sources $3,159 Total Uses $3,159 9 1. Non-GAAP measure. For definition, please refer to the Appendix, p.26. Based on expected EBITDA for one year of operation of the 11 LNGCs to be acquired

Transaction Backed by Significant Sponsor Support ✓ 1 ✓ $500 million Rights Offering available to all unitholders at a price of $14.25 - $14.50 ✓ Rights Offering 100% backstopped by Sponsor at no fee ✓ ✓ All holders of Common Units as of November 24, 2023, (“Record Date”) will receive non-transferable ✓ 1 subscription rights to purchase Common Units, at a subscription price of $14.25 - $14.50 per whole unit ◆ Launch of Rights Offering: November 27, 2023 ◆ End of Rights Offering subscription period: December 13, 2023 ◆ Expected closing: December 15, 2023 ✓ ✓ Seller’s Credit of $220 million on highly attractive terms ◆ 7.5% interest rate with a June 30, 2027 maturity ◆ Unsecured loan 10 1. Rights offering price based on the higher of $14.25 per unit or 95% of the VWAP over the period from the second business day after the announcement of the transaction through the last trading day prior to the record date for the right issue, but not higher than $14.50

Robust Charters and Exposure to Strengthening LNG Market Years LNGC NBs Contracted Revenue Charter Acquisition 1 As of Vessel Delivery Charterer 3 Type Structure Daily Rate 15/12/23 Year In Million 4 Average per year 1 Amore Mio I Oct-23 Qatar Energy 2.8 TC Delivery at Closing 2023-2024 $123.3 $131,622 2 2 Axios II BGT 7.0 + 3.0 BB Jan-24 2025 $207.3 $115,462 3 Assos May-24 Tokyo Gas 10.0 TC 2026 $193.8 $111,813 4 Apostolos Jun-24 Jera 10.5 + 3.0 TC Delivery ex- Thereafter $904.5 $99,311 Shipyard 2 5 Aktoras Jul-24 BGT 7.0 + 3.0 BB Total $1,428.9 - 6 Archimidis Jan-26 7 Agamemnon Mar-26 8 Alcaios I Sep-26 Acquisition of 9 Antaios I Nov-26 entity party to Shipbuilding 10 Athlos Feb-27 Contract 11 Archon Mar-27 Acquisition Vessels feature a mix of highly attractive charters with creditworthy counterparties and well-timed deliveries for open vessels to secure employment at elevated rates 1. Delivery per Shipbuilding Contract, except for Axios II, where expected delivery is used 2. BGT: Bonny Gas Transport Limited. The Axios II BB charter with BGT is expected to commence in 1Q 2025 11 3. Firm + Optional period 4. For definition, please refer to the Appendix, p.26

CPLP Expected to Have the Largest Fleet of MEGA LNG Carriers

2-stroke vessels favored due to significant environmental and efficiency benefits

Two Stroke LNGC Fleet[1]


(Vessels)
18
7
11
13
13
4
2
2
0
CPLP
FLNG
CLCO
DLNG
Newbuild
Delivered

LNGC Fleet Firm Charter Duration[2]


(Years)
6.5
4.5
4.1
NA
CPLP
DLNG
FLNG
CLCO

1. CPLP newbuilds figure represents CMTC 11-vessel orderbook (5 of which have time charters)
2. Peer charter duration figures represent a simple average of firm charters as of 12/15/2023. CPLP figures represent a simple average of firm charters for the 7 existing LNG vessels (except for BP charters where the exercise of the first two options is assumed due to their structure) and charters of the 5 new LNG carriers with charters in place

Source: Companies' websites, public filings and presentations, analysts' reports

12

LNG Vessels are a Core Component of Natural Gas Value Chain ▪ LNG is prevailing as the main supply source of natural gas ▪ Natural Gas (NG) exporters are switching to LNG in order to add flexibility to their sales portfolio ▪ LNG shipping is a significant part of the natural gas value chain due to shortage of LNG onshore storage 13 LNG Midstream Value Chain

Strong Liquefaction and Trade Growth

70% Increase in Global Liquefaction Capacity expected by 2030 (Projects Under Construction only)

- **Global liquefaction capacity** stands at 465 mtpa, with four (4) projects and total of 8.3 mtpa expected to come online by the end of the year
- **LNG Trade**: continues to expand steadily during a period of more limited export capacity expansions, before the next major wave of export capacity begins to come online from 2025. LNG trade is projected to grow by 30% by 2030
- **Export Capacity Development:** Larger projects, including LNG Canada, Golden Pass, Plaquemines, Port Arthur, and expansion at Corpus Christi and Arctic LNG (totaling close to 100mtpa) are scheduled to begin from 2026 onwards. A supportive regulatory environment, particularly in the USA and Middle East, as well as growing demand for LNG (particularly in in APAC) will support new FIDs in the coming years

LNG Trade & Liquefaction Development



MTPA
900
800
700
600
500
400
300
200
100
0
World Seaborne LNG Trade (MTPA)
Total LNG Liquefaction Capacity (MTPA)
Additional Volumes (low case scenario)
Additional Volumes (high case scenario)
70 % Increase in Global Liquefaction Capacity is expected by 2030
60 % Increase in Global LNG Trade is expected by 2030
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

14

Orderbook versus Availability Breakdown Of Orderbook Orderbook Dynamics Improving 100 Commited 90 ◆ Currently 300 vessels on order 13 80 70 Uncommited ◆ Orderbook-to-fleet ratio slightly lower than the peak as 60 newbuilds deliver and ordering has slowed 7 50 ◆ Eight (8) LNGCs were ordered in Q3 2023, which is the 40 76 68 lowest quarterly number since Q1 2021 30 54 8 20 4 10 21 16 0 Few Uncommitted Vessels 2023 2024 2025 2026 2027 2028 ◆ Twenty-nine (29) vessels currently are open between now and 2028, equivalent to 10% of the existing Owners of Uncommitted Vessels orderbook Contracting Continuing at Healthy Pace CPLP is well positioned to Capital take advantage of the ◆ 42 newbuild vessels, representing 7.4m cbm ordered in 24% strengthening LNGC term the year to late September market with one of the largest positions in ◆ Potential for further vessels to be ordered before uncommitted vessels year-end (though ordering has slowed from 2022 among shipowners when a record 185 ships were contracted) 15

Fleet evolution – Larger, More Efficient Vessels Savings Two Stroke Vessels Favored Compared to Other Daily Difference VS 2-Stroke (US-Japan-US) (USD/day) Propulsion Technologies (Steam / DFDE / TFDE) $275,000 $250,000 $225,000 DFDE ◆ More efficient propulsion – savings of up to 100tn of fuel per ✓ $200,000 Steam day $175,000 $150,000 $125,000 ◆ Two stroke vessels boast superior unit economics for $100,000 charterers $75,000 $50,000 ◆ Larger size – 174k cbm vs 145k cbm or 160k cbm $25,000 ✓ $- 4 5 6 7 8 10 12 14 19 34 ◆ Larger two stroke vessels have benefit of increased scale Average Yearly LNG Price (USD/mmbtu) CO2 Emissions ◆ Lower boil off – 0.03% vs 0.15% daily evaporation of cargo ✓ 600.0 Steam Turbine TFDE Two Stroke (MEGA Engine) ◆ Crucial savings to shippers in an environment with 500.0 elevated commodity prices 400.0 ◆ Lower long-term maintenance costs ✓ 300.0 ◆ Simpler propulsion technology in two stroke engines 200.0 ◆ Tightening of emissions regulations ✓ 100.0 0.0 ◆ Two stroke vessels more competitive with increased 19.5 19 18 17 16 15 focus on environmental performance from charterers Speed (kn) 16 CO2 tn per day

LNG Shipping Balance Shipping demand driven by new liquefaction projects coming online and fleet replacement LNG Shipping Supply / Demand Balance (+140k cbm excluding FSRUs) Shipping Shipping Supply Demand 1000 Demand / If the volume distribution of LNG from the US Gulf adjusts faster than Removals Impact of anticipated with imports to Europe and the Far East reaching parity by Year-End Supply Vessels due to Age Drydock Vessel 1 2025, the Supply / Demand balance will tighten Differential Orderbook 900 Needed Limit Off-Hire Supply (30 Years) Days 800 2 2023 623 30 -4 -10 622 -1 700 600 2024 645 62 -5 -11 668 23 500 2025 708 75 -8 -9 726 18 400 2026 810 97 -10 -10 803 -7 300 200 2027 886 43 -10 -7 825 -57 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2023 2024 2025 2026 2027 Open Arb at Q4 [USG Volumes - 60%FE - 35%EU - 5%SA] Vessels Needed (174K) 1. Excludes Arctic LNG 2 vessels and vessels associated with Mozambique LNG (Area 1) due to Shipping Supply Side the ongoing force majeure at the under construction facility 17 2. As of October 2023 Vessels needed - revised US distribution 17 Source: SSY No. of LNGCs

Significant Increase in Revenues and EBITDA when “Fully Delivered” 1 1 Total Fleet: EBITDA (per year) Total Fleet: Adjusted Free Cash Flow (per year) $148.0 ($ in millions) ($ in millions) $614.1 Increase by Increase of 153% 206% $99.6 $371.0 $243.1 $48.4 $243.1 $48.4 Existing Fleet Pro Forma Fleet Existing Fleet Pro Forma Fleet 3 2 LNGC Fleet: Age LNGC Fleet: Contracted Revenue ($ in billions) (Years) $2.5 Increase by Decrease by 5.6 127% 43% $1.4 3.2 $1.1 $1.1 Existing Fleet Pro Forma Fleet Existing Fleet Pro Forma Fleet 1. Non-GAPP measures. For definitions, please refer to the Appendix, p.26. Existing Fleet includes CPLP fleet as of 3Q2023. Pro Forma Fleet information includes expected EBITDA/Adjusted Free Cash Flow from one year of operation of all 11 LNGCs to be acquired and assumes the same EBITDA and Adjusted Free Cash Flow as 12 months ended September 30, 2023 of existing fleet, including containers 18 2. As of December 15, 2023 3. As of March 31, 2027 upon expected delivery of the last LNGC vessel to be acquired

Commitment to Unlock Value for our Unitholders Sponsor and management focused on units trading towards underlying Net Asset Value ✓ Name change to Capital New Energy Carriers L.P. (Ticker: CNEC) to be completed by ✓ year end ✓ Intention to explore conversion from Limited Partnership to corporation. Conversion ✓ expected to be completed within next 6 months ◆ Intent to adopt a customary corporate governance structure ✓ Secured LNG carrier ROFR by CMTC on any future acquisitions and employment of modern ✓ LNG vessels for the next 10 years ✓ Secured ROFR on VLACs and two LCO2s on order by CMTC ✓ ✓ Exploring divestiture of containerships to help migrate towards pure-play LNG carrier peer ✓ set valuation paradigm 19

Pro Forma Net Asset Value Comparison

Significant opportunity for CPLP to trade up to peer levels given its best-in-class LNG carrier fleet dynamics

CPLP Pro Forma NAV Estimate ($ in Millions)	
Current Fleet (charter attached value)[1]	$2,540.8
Total Cash (including restricted cash) *as of September 30, 2023*	$108.5
Total Debt *as of September 30, 2023*	-$1,602.4
Net Working Capital *as of September 30, 2023*	-$14.8
Acquisition Vessels (charter attached value)[1]	$3,237.5
Cash Used for Acquisition	-$62.0
Vessel Debt (including sellers' credit)	-$2,596.7
Pro Forma NAV	**$1,610.9**
No. of Units (Post Rights Offering in thousands)[4]	55.388
NAV per unit	**$29.08**

Comparative Price / Net Asset Value (NAV)



0.45x 1
0.70x 2
1.00x 3
CAPITAL PRODUCT PARTNERS L.P.
(Pro Forma)
COOLCO
FLEX LNG

1. Calculated based on third party fleet appraisals (09/30/2023) and includes container vessels; pro forma ratio based on closing share price of $13.00 (11/10/2023)
2. Calculated based on closing share price of $13.77 (11/10/2023) and an average NAV of $19.5 based on DNB (10/19/23) and Pareto Securities (11/08/2023) reports
3. Calculated based on closing share price of $30.78 (11/10/2023) and an average NAV of $30.7 based on DNB (10/19/23), Arctic Securities (11/08/2023), Pareto Securities (11/08/2023) Fearnleys Securities (11/09/2023) and Jefferies (11/08/2023) reports
4. Assumes Rights Offering subscription price of $14.25

20

Containership Divestiture Containerships divestiture expected to unlock value to support deleveraging and growth ✓ CPLP owns 15 containerships with a currently estimated net asset value (“NAV”) in excess of $400 ✓ 1 million ✓ Debt currently outstanding is approximately $402 million and subject to $26 million annual ✓ repayment ✓ Charter coverage is 100% in 2024 and 9 vessels will be open for rechartering during 2025 ✓ ✓ Intention to gradually divest containerships with selective and opportunistic sales ✓ 21 1. Based on charter-attached appraisals as of September 30, 2023

Capital Allocation Strategy ▪ Significant cashflow generation potential of transformed CPLP with a fully delivered fleet of 18 LNG carriers creates strategic optionality for go-forward capital allocation policy ▪ Opportunities for capital deployment (following mandatory debt repayment) include: ▪ Increase to distribution over time as dropdown vessels enter fleet ✓ ▪ Growth and diversification through energy transition vessels identified through ROFR ✓ ▪ Voluntary debt repayment to reduce leverage and interest expense and in turn create ✓ equity value 22

03 Appendix

Dropdown Transaction Structure Transformation into the Leading Publicly-Traded Owner of LNGCs Explore Transformation of Corporate Structure Explore Divestiture of Containership Vessels ` Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 Q4’25 Q1’26 Q2’26 Q3’26 Q4’26 Q1’27 1 (+) Rights Offering ♦ Row Title Amore Mio I ♦ Axios II ♦♦ Assos ♦♦ Apostolos ♦♦ Aktoras ♦♦ Archimidis ♦♦ Agamemnon ♦♦ Alcaios I ♦♦♦♦♦ Antaios I ♦♦♦♦♦ Athlos ♦♦♦♦♦ Archon ♦♦♦♦♦ Delivery 10% Deposit Shipyard Progress Payments Reimbursement of Sponsor Shipyard Payments To-Date ♦♦♦♦ 24 1. Rights Offering assumes Record Date of 11/24/23 and Close of 12/15/23

ROFR to Potentially Diversify Energy Transition Fleet

CAPITAL PRODUCT PARTNERS L.P.

LCO2 Newbuildings					
Vessel Name	**Hull No.**	**Delivery**	**CBM**	**Type**	**Yard**
Active	8398	2025	22,000	LCO2 & LPG, Ammonia Carrier	HHI
Amadeus	8399	2026	22,000	LCO2 & LPG, Ammonia Carrier	HHI

- ✓ First-ever state-of-the-art 22,000 - cbm liquid CO2 (LCO2)
- ✓ Ability to transport Ammonia, Butane, Propylene and LPG
- ✓ Prepared, among others, for LNG and Ammonia propulsion and for Carbon Capture

VLAC Newbuildings					
Vessel Name	**Hull No.**	**Delivery**	**CBM**	**Type**	**Yard**
Aristaios	3469	2027	88,000	LPG DF LPG/Ammonia Carrier	HHI
Argonaftis	3470	2027	88,000	LPG DF LPG/Ammonia Carrier	HHI

- ✓ EEDI Phase III / TIER III abatement
- ✓ Dual Fuel Engine - fuel oil and LPG with Ammonia Ready
- ✓ Equipped with energy-saving devices
- ✓ Ability to transport Ammonia, Butane, Propylene and Propane

Additional optionality on Energy Transition with a diverse fleet of clean energy assets

25

Assumptions ▪ Annual debt amortization: $118 million. Estimated amount of the average annual amortization for each vessel basis $2.38 billion debt ▪ Interest rate: Average margin of 1.97% over the 5 year SOFR swap rate of 4.27% ▪ Interest Expense: Interest rate multiplied by the average of Vessel Debt and Vessel Debt minus Amortization ▪ Ownership Days: Aggregate number of days each vessel is expected to be part of the CPLP fleet per year ▪ Contracted Revenue: Time charter rate multiplied by the total number of available days during the time charter period. Available days per vessel for LNGCs Assos and Apostolos are adjusted for one special survey per vessel ▪ Daily Rate Average per year: sum of the contracted revenue for the subject year divided by the number of Ownership Days ▪ EBITDA: Earnings before interest, tax, depreciation, and amortization charges. Forward-looking EBITDA included in this presentation is not reconcilable to its most directly comparable GAAP measure without unreasonable efforts, because the amounts excluded from such GAAP measure to determine EBITDA cannot be predicted with reasonable certainty ▪ Adjusted Free Cash Flow: For existing fleet: Operating Surplus prior to capital reserve minus scheduled principal payments. Please refer to Page 5 for a reconciliation of Operating Surplus with net income for existing fleet. For 11 LNGC fleet: EBITDA less Interest Cost less Annual Debt Amortization ▪ Daily operating expenses: $14,500 per day ▪ Daily time charter rate for unfixed vessels: $100,000 per day 26

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